Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

3 July 2023

Bionomics Announces Key Leadership Updates to Drive U.S.-Focused Transformation and
Next Stage of Strategic Growth

~~•~~
Alan Fisher appointed Chair of the Board of Directors
~~•~~
Tim Cunningham joins as Chief Financial Officer

Bionomics Limited (ASX: BNO | Nasdaq: BNOX |) (Bionomics or Company), a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today announced key leadership updates to drive its ongoing transformation to a U.S.-focused company, streamline its allocation of capital, and support its next stage of strategic growth.

Alan Fisher, currently a non-executive member of the Board since 1 September 2016 and Chair of the Audit & Risk Committee, has been appointed Non-Executive Chair of the Board, effective from 1 July 2023. Mr. Fisher succeeds Errol De Souza, Ph.D., who remains on the Board as a Non-Executive Director.

Mr. Fisher commented, “On behalf of the Board, I would like to express my excitement for Bionomics’ prospects and confidence in the team being assembled. I would also like to thank Errol for his contributions and support during an important period in the Company’s transition from an early-stage development organization to a biotechnology company with multiple late-stage product candidates. I am eager to lead Bionomics’ Board at this pivotal point for the Company and look forward to working closely with Spyros and the management team in my new role.”

Tim Cunningham of Danforth Associates has been appointed Chief Financial Officer effective 1 July 2023. This appointment is in continuation to the ongoing expansion of the leadership team that began in 2023 with the appointment of Julie Kerner, Ph.D., as Senior Vice President of Business Operations, and Atul R. Mahableshwarkar, MD, as the Acting Chief Medical Officer. The Company has also engaged Francisco Bejar as a strategic advisor to head the business development efforts in the U.S. and abroad, whilst Connor Bernstein, Vice President, Strategy and Development, steps down from his role with effect from 30 June 2023.

“With the addition of multiple U.S.-based and highly accomplished industry executives, we believe we have positioned Bionomics for sustainable growth as we continue to advance our corporate evolution,” said Spyros Papapetropoulos, M.D., Ph.D., President and CEO of Bionomics. “Collectively, Tim, Julie, and Atul bring over 50+ years of experience in the biopharma sector, and diverse expertise in developing and commercializing drug products. I am confident that their complementary skill sets will be instrumental in leading the Company into a new era focused on the fiscally efficient advancement of our late-stage programs. I would like to thank Connor for his contributions to the Company and wish him well for the future, as well as Adrian Hinton, Acting CFO for the last four years who will continue supporting the Company as a Financial Controller. In addition, I look forward to working with Alan in his new role as Chair of the Board and would like to thank Errol for his many contributions to Bionomics.”

Exhibit 99.1

New and Recent Appointee Bios

Mr. Fisher is an experienced corporate advisor and public company director, with a proven track record for implementing strategies that enhance shareholder value. His main areas of expertise include mergers and acquisitions, public and private equity raisings, business restructurings and strategic advice. He is currently a Non-Executive Director and Chair of Centrepoint Alliance Limited (ASX:CAF) and Non-Executive Director and Chair of the Audit and Risk Committee of Thorney Technologies Limited (ASX:TEK).

Mr. Cunningham has served as a Chief Financial Officer Consultant at Danforth, a strategic finance and operations firm with a focus on life sciences companies, since September 2020, where he provides chief financial officer consulting services to both public and private pharma and biotechnology companies. Prior to joining Danforth, Mr. Cunningham served as Chief Financial Officer at Organogenesis (NASDAQ:ORGO), where he took the company public and raised over US$250M in equity and debt financing to facilitate the company’s growth. He has held leadership positions with several different public and private companies over the course of his career, which began at KPMG in NY followed by PwC Boston. Mr. Cunningham holds an MBA from Boston University, a BS in Accounting from Boston College and is a CPA in the state of Florida.

Dr. Kerner brings over 15 years of experience where under her leadership companies created portfolio and platform strategies, built new therapeutic areas, filed over 10 IND/CTAs, conducted proof of concept and Phase 3 trials, and launched multiple therapeutics. Dr Kerner has worked at Biogen, AVROBIO, Wave Life Sciences and most recently Fulcrum Therapeutics and Aliada Therapeutics, where she was responsible for driving pipeline strategy and program leadership. Dr. Kerner is a board member of Newton Wellesley Hospital, National Braille Press, and the U.S. Neuroacanthocytosis advocacy, Inc.

Dr. Mahableshwarkar is a board-certified psychiatrist with over 20 years of strategic, developmental, and regulatory experience in large global and small startup companies who have submitted INDs and NDAs leading to drug approvals. He has had leadership roles as Chief Medical Officer and Senior Vice President/Vice President for Clinical Development in Emalex Biosciences and BlackThorn Therapeutics, where he provided strategy and oversight of the clinical program from proof of concept to drug approval.

The company has also engaged Mr. Francisco Bejar as a Strategic Business Development Advisor to lead the Company’s partnering efforts for BNC210, the company’s preclinical assets (KV3 and Nav1.7/1.8 programs) and our legacy oncology portfolio both in the U.S. and ex-U.S.

For more detailed appointee bios, visit the Bionomics website.

Released on authority of the Board of Directors

FOR FURTHER INFORMATION PLEASE CONTACT:

General Ms. Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations Kevin Gardner kgardner@lifesciadvisors.com	Investor Relations Chris Calabrese ccalabrese@lifesciadvisors.com

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc. (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au